UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 4, 2019

Commission File Number: 001-38405

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The following exhibit is filed as part of this Form 6-K:

Exhibit List

Exhibit No.	Description
99.1

Bioceres Crop Solutions Corp. consolidated financial statements as of June 30, 2019, 2018 and 2017, and for the years ended June 30, 2019 and 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: October 4, 2019	By:	By:	/s/ Federico Trucco
		Name:	Federico Trucco
		Title:	Chief Executive Officer